AFC GAMMA, INC.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

April 18, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          AFC Gamma, Inc. Registration Statement on Form S-3 (Registration No. 333-264144)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 18, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as AFC Gamma, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Brophy Christensen of O’Melveny & Myers LLP, counsel to the Company, at 415-984-8793, or in his absence, Tai Vivatvaraphol at 212-728-5937, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely,

AFC Gamma, Inc.

By:	/s/ Brett Kaufman
Brett Kaufman
Chief Financial Officer and Treasurer

cc:	Brophy Christensen
Tai Vivatvaraphol